UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)*

AdCare Health Systems, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00650W300
(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
2 Buckhead Plaza
3050 Peachtree Road, Suite 570
Atlanta, GA 30305
(404) 386-9607
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 24, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 00650W300

1	Name of Reporting Persons
CHRISTOPHER F. BROGDON

2	Check the appropriate box if a member of a group (see instructions)
	(a)			☐
	(b)			☐

3	SEC Use Only

4	Source of Funds
PF, OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6	Citizenship or Place of Organization
UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power
0

		8	Shared Voting Power
1,538,653

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,538,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,538,653

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13	Percent of Class Represented by Amount in Row (11)
8.2%

14	Type of Reporting Person (See Instructions)
IN

Page 2 of 6 Pages

SCHEDULE 13D/A

CUSIP No. - 00650W300

1	Name of Reporting Persons
CONNIE B. BROGDON

2	Check the appropriate box if a member of a group (see instructions)
	(a)			☐
	(b)			☐

3	SEC Use Only

4	Source of Funds
PF, OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6	Citizenship or Place of Organization
UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power
0

		8	Shared Voting Power
1,538,653

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,538,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,538,653

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13	Percent of Class Represented by Amount in Row (11)
8.2%

14	Type of Reporting Person (See Instructions)
IN

Page 3 of 6 Pages

Explanatory Note:

This Amendment No. 19 to Schedule 13D (this "Amendment") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2008 (the "Initial Statement"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and Amendment No. 18 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2008, June 4, 2008, July 15, 2008, August 21, 2008, March 24, 2009, June 18, 2009, July 10, 2009, August 4, 2009, September 15, 2009, November 19, 2009, December 31, 2009, February 18, 2010, July 19, 2010, November 30, 2010, October 11, 2011, April 4, 2012, April 18, 2013 and October 25, 2013, respectively (together, the "Previously Filed Amendments," and together with the Initial Statement, the "Schedule 13D"). This Amendment amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or the Previously Filed Amendments.

Item 5.	Interest in Securities of the Issuer.

(a) - (b).
As of the date of this Amendment, the Reporting Persons held 1,049,864 shared of Common Stock, warrants to purchase 347,288 shares of Common Stock, options to purchase 210,000 shares of Common Stock and 31,500 shares of restricted stock, which represents approximately 8.2% of the outstanding Common Stock as of October 31, 2014. The calculation of this percentage is based on 18,878,571 shares of Common Stock outstanding as of October 31, 2014, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,538,653 shares of Common Stock, comprised of: (i) 221,296 shares of Common Stock held directly by Christopher Brogdon; (ii) 828,568 shares of Common Stock held by Connie B. Brogdon; (iii) warrants to purchase 115,763 shares of Common Stock held by Christopher Brogdon at an exercise price of $2.59 per share; (iv) warrants to purchase 115,763 shares of Common Stock held by Christopher Brogdon at an exercise price of $3.46 per share; (v) warrants to purchase 115,762 shares of Common Stock held by Christopher Brogdon at an exercise price of $4.32 per share; (vi) an option to purchase 105,000 share of Common Stock held by Christopher Brogdon at an exercise price of $5.71 per share; (vii) an option to purchase 105,000 shares of Common Stock held by Christopher Brogdon at an exercise price of $6.67 per share; and (viii) 31,500 shares of restricted stock that vest on June 1, 2015.

The Cover Pages of this Amendment are incorporated herein by reference.

(c)(1).
The following table sets forth all sale transactions by the Reporting Persons with respect to the Common Stock that were not previously reported in the Initial Statement or the Previously Filed Amendments.

Page 4 of 6 Pages

Trade Date	Number of Shares Sold	Sale Price Per Share	How Sale Affected	Reporting Person

10/21/2014	18,084	$4.438	Open Market	Ms. Brogdon
10/22/2014	10,000	$4.43	Open Market	Ms. Brogdon
10/22/2014	100	$4.45	Open Market	Ms. Brogdon
10/23/2014	100	$4.43	Open Market	Ms. Brogdon
11/11/2014	4,000	$4.20	Open Market	Ms. Brogdon
11/11/2014	2,200	$4.21	Open Market	Ms. Brogdon
11/11/2014	2,000	$4.22	Open Market	Ms. Brogdon
11/11/2014	400	$4.23	Open Market	Ms. Brogdon
11/12/2014	2,000	$4.17	Open Market	Ms. Brogdon
11/12/2014	6,000	$4.18	Open Market	Ms. Brogdon
11/12/2014	3,400	$4.215	Open Market	Ms. Brogdon
11/12/2014	1,300	$4.241	Open Market	Ms. Brogdon
11/12/2014	18,600	$4.25	Open Market	Ms. Brogdon
11/12/2014	3,700	$4.26	Open Market	Ms. Brogdon
11/12/2014	104	$4.30	Open Market	Ms. Brogdon
11/18/2014	5,000	$4.21	Open Market	Ms. Brogdon
11/18/2014	3,000	$4.211	Open Market	Ms. Brogdon
11/18/2014	2,000	$4.212	Open Market	Ms. Brogdon
11/18/2014	5,000	$4.23	Open Market	Ms. Brogdon
11/18/2014	1,328	$4.25	Open Market	Ms. Brogdon
11/19/2014	619	$4.25	Open Market	Ms. Brogdon
11/20/2014	2,000	$4.161	Open Market	Ms. Brogdon
11/20/2014	2,000	$4.169	Open Market	Ms. Brogdon
11/20/2014	2,239	$4.154	Open Market	Ms. Brogdon
11/20/2014	4,826	$4.25	Open Market	Ms. Brogdon
11/24/2014	9,467	$4.15	Open Market	Ms. Brogdon

(d).	Not applicable.

(e).	Not applicable.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADCARE HEALTH SYSTEMS, INC.

Date: November 25, 2014	By:	/s/ Christopher F. Brogdon
	Name:	Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADCARE HEALTH SYSTEMS, INC.

Date: November 25, 2014	By:	/s/ Connie B. Brogdon
	Name:	Connie B. Brogdon

Page 6 of 6 Pages